UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED THIRD QUARTER 2021 RESULTS1,2

Santiago, Chile, November 3, 2021 – CCU announced today its consolidated financial and operating results for the third quarter 2021, which ended September 30, 2021.

•	Consolidated Volumes increased 22.0%. Volume variation per Operating segment was as follows:
o	Chile 26.6%
o	International Business 20.3%
o	Wine (7.4)%
•	Net sales were up 45.4%
•	EBITDA reached CLP 101,472 million, a 70.6% increase. EBITDA variation per Operating segment was as follows:
o	Chile 72.5%
o	International Business >500.0%
o	Wine (8.2)%
•	Net income reached a gain of CLP 42,168 million, a 247.6% increase
•	Earnings per share reached of CLP 114.1 per share

Key figures	3Q21	3Q20	Total Change %		YTD21	YTD20	Total Change %
(In ThHL or CLP million unless stated otherwise)			21/20	21/19			21/20	21/19
Volumes	8,213	6,734	22.0	19.8	24,014	20,545	16.9	15.1
Net sales	622,730	428,355	45.4	59.6	1,662,364	1,257,964	32.1	33.6
Gross profit	292,581	189,879	54.1	54.5	802,378	578,240	38.8	31.0
EBIT	71,464	32,254	121.6	88.6	205,882	87,235	136.0	48.6
EBITDA	101,472	59,487	70.6	59.2	289,595	169,870	70.5	34.0
Net income	42,168	12,131	247.6	388.8	125,520	41,109	205.3	67.0
Earnings per share (CLP)	114.1	32.8	247.6	388.8	339.7	111.3	205.3	67.0

1 For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

2 All growth or variation references in this Earnings Release refer to 3Q21 compared to 3Q20, unless otherwise stated.

PRESS RELEASE

COMMENTS FROM THE CEO

In the third quarter of 2021, CCU continued in the positive trend showed since the 4Q20, outperforming in volumes and financial results, not only versus 2020, but also versus pre-pandemic figures (2019). The latter has been the result of a favorable consumption environment as well as our regional plan, which aims to protect our people and ensure operation continuity during the pandemic, and a successful business strategy, which has allowed us to gain business scale/market share, and to recover profitability in a highly competitive and inflationary scenario.

Regarding our consolidated figures, revenues expanded 45.4% during the quarter, boosted by a 22.0% growth in volumes (19.8% versus 3Q19) and 19.2% higher average prices in CLP. The strong expansion in volumes was explained by higher consumption, a solid sales execution and the continuous improvement of our portfolio’s brand equity. In terms of financial results, EBITDA jumped 70.6% (59.2% versus 3Q19), reaching CLP 101,472 million, and EBITDA margin improved 241 bps, from 13.9% to 16.3%. The stronger financial result was mainly driven by: (i) the expansion in volumes, as mentioned above, (ii) efficiency gains from the ExCCelencia CCU program, with MSD&A expenses as a percentage of Net sales decreasing from 38.2% to 36.1%, and (iii) an expansion of 266 bps in Gross margin, mainly due to positive mix effects and revenue management initiatives. These factors were partially compensated by negative external effects, mainly from a higher cost in raw materials, in line with the upward trend of commodity prices during the year. In all, Net income totalized a gain of CLP 42,168 million versus CLP 12,131 million recorded last year (CLP 8,626 million in 3Q19).

In the Chile Operating segment, our top line expanded 36.4%, due to 26.6% growth in volumes (24.9% versus 3Q19), driven by all main categories, and 7.8% higher average prices. The latter was associated with positive mix effects, mainly based on a strong performance of premium beer brands, and the implementation of revenue management initiatives. Gross profit grew 41.0%, and Gross margin rose 157 bps, from 46.7% to 48.3%, mainly as a result of the expansion in revenues, and efficiencies in manufacturing, being partially offset by higher cost in raw materials. MSD&A expenses grew 18.4%, consistent with the higher volumes and the normalization of marketing activities; nonetheless, as percentage of Net sales MSD&A expenses improved 486 bps, due to efficiencies through the ExCCelencia CCU program. In all, EBITDA reached CLP 77,635 million, a 72.5% increase (41.3% versus 3Q19), and EBITDA margin improved 429 bps, from 16.2% to 20.5%.

In the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, Net sales recorded a 106.6% rise, as a result of an increase of 71.8% in average prices in CLP and 20.3% higher volumes (13.6% versus 3Q19). The better average prices in CLP were explained by revenue management initiatives, positive mix effects, and favorable effects related with hyperinflation accounting. This allowed us to compensate higher USD-denominated costs from the depreciation of the ARS against the USD, higher cost in raw materials, and inflation. Consequently, Gross profit expanded 147.9% and Gross margin grew from 39.4% to 47.3%. MSD&A expenses as a percentage of Net sales improved by 405 bps due to efficiencies from the ExCCelencia CCU program, compensating higher inflation. Altogether, EBITDA reached CLP 16,933 million, versus a gain of CLP 2,483 million last year (CLP 2 million in 3Q19), and EBITDA margin reached 9.1%, improving 637 bps versus last year.

In the Wine Operating segment, revenues were up 2.8%, explained by a 11.0% growth in average prices, while volumes dropped 7.4% (an increase of 9.9% versus 3Q19). The higher prices in CLP were mainly explained by a better mix in both the domestic and export markets. The lower volumes were largely explained by a contraction in exports, associated with global logistic difficulties, which has caused disruption to our shipments. This was partially compensated by the Chilean domestic market, which expanded mid-single digits. Gross profit was down 3.3% and Gross margin decreased 245 bps, mainly due to higher manufacturing costs, an increased cost of wine, and a lower contribution from the export business. MSD&A expenses as a percentage of Net sales improved by 54 bps, thanks to efficiencies driven by the ExCCelencia CCU program. In all, EBITDA reached CLP 13,404 million, an 8.2% decrease (an expansion of 11.0% versus 3Q19), while EBITDA margin dropped from 21.2% to 18.9%.

In Colombia, where we have a joint venture with Postobón, we kept gaining business scale by growing double-digit in volumes (around 50% vs 3Q19). In addition, during the quarter we strengthened the mix of our portfolio, driven by an outstanding performance in premium beer brands. We will keep executing our strategy, focusing on gaining scale, consolidating our portfolio of brands and delivering better financial results.

During the 3Q21, CCU delivered another positive quarter, outperforming volumes and financial results versus last year and pre-pandemic figures (2019). At the same time, we continued recovering our margins in a competitive and inflationary scenario. In the coming quarters, we will keep executing a strategy with focus on our business scale and profitability, the latter through the implementation of revenue management initiatives and efficiencies, to face challenging external effects from a higher cost of raw materials, exchange rates headwinds and inflation.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – THIRD QUARTER (Exhibit 1 & 3)
•	Net sales were up 45.4%, explained by 22.0% increase in consolidated volumes and 19.2% higher average prices in CLP. The expansion in volumes was driven by a 26.6% jump in the Chile Operating segment and 20.3% increase in the International Business Operating segment, partially compensated by 7.4% drop in the Wine Operating segment. The strong performance in volumes has been the result of a favorable consumption environment, a solid sales execution and the continuous improvement of our portfolio’s brand equity. The higher average prices in CLP were explained by: (i) a 7.8% growth in the Chile Operating segment, due to positive mix effect, mainly based on a strong performance of premium brands in beer, and the implementation of revenue management initiatives, (ii) an expansion of 71.8% in the International Business Operating segment, explained by revenue management initiatives, positive mix effects and favorable effects related with hyperinflation accounting, and (iii) 11.0% increase in the Wine Operating segment, mainly as a consequence of a better mix in both, domestic and export markets.
•	Cost of sales was up 38.4%, explained by 22.0% higher volumes and a 13.5% increase in Cost of sales per hectoliter. The Chile Operating segment reported a 4.6% growth in Cost of sales per hectoliter, driven by mix effects and higher costs in raw materials, mainly aluminum, PET and sugar, partially compensated by efficiencies in manufacturing. In the International Business Operating segment, the Cost of sales per hectoliter expanded 49.5% in CLP, mostly explained by higher USD-linked costs, largely due to the 26.5%[3] devaluation of the ARS against the USD, a higher cost in raw materials, mainly aluminum, and higher inflation. In the Wine Operating segment, the Cost of sales per hectoliter grew 15.6%, mostly reflecting mix effects, an increased cost of wine and higher manufacturing costs.
•	Gross profit reached CLP 292,581 million, a 54.1% expansion. Gross margin grew 266 bps, from 44.3% to 47.0%, as a consequence of the effects described above.
•	MSD&A expenses were up 37.2%, consistent with a higher volume and a normalization of marketing activities. Although, as percentage of Net sales MSD&A dropped 215 bps, due to cost control initiatives through the ExCCelencia CCU program across all our Operating segments. The performance by segment was as follows: In the Chile Operating segment, MSD&A expenses expanded 18.4%, and as a percentage of Net sales decreased 486 bps. In the International Business Operating segment MSD&A expenses in CLP were up 89.6%, and as a percentage of Net sales decreased 405 bps. In the Wine Operating segment, MSD&A expenses grew 0.5%, and as a percentage of Net sales dropped 54 bps.
•	EBIT reached CLP 71,464 million, an increase of 121.6%, mainly due to the expansion in volumes, a higher Gross margin and efficiencies from the ExCCelencia CCU program.
•	EBITDA was up 70.6%, driven by a 72.5% rise in the Chile Operating segment and a strong recovery in the International Business Operating segment, partially compensated by a 8.2% drop in the Wine Operating segment. In addition, EBITDA margin grew 241 bps, from 13.9% to 16.3%.
•	Non-operating result totalized a loss of CLP 3,855 million, which compares with a negative result of CLP 14,147 million last year. The lower loss was explained by: (i) a better result in other gains/(losses) by CLP 10,994 million, mostly explained by forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency denominated assets, (ii) a better result in Equity and income of JVs and associated by CLP 1,414 million, due to a better financial result in Austral, and (iii) a lower loss of CLP 618 million in Net financial expenses, mainly due to a higher Cash and cash equivalents. These effects were partially compensated by: (i) a lower result of CLP 2,551 million in Foreign currency exchange differences, and (ii) a lower gain in Results as per adjustment units by CLP 183 million.
•	Income taxes reached CLP 20,857 million, versus CLP 3,692 million last year. The higher taxes, were largely explained by the increase in taxable income, and higher taxes resulting from our foreign currency denominated assets, as a consequence of the appreciation of the USD against the CLP during the quarter.
•	Net income reached a gain of CLP 42,168 million, versus CLP 12,131 million, explained by the reasons described above.

3 The ARS currency variation against the USD considers 2021 end of period (eop) compared to 2020 eop.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – NINE MONTHS (Exhibit 2 & 4)
•	Net sales were up 32.1%, explained by 16.9% increase in consolidated volumes and 13.1% higher average prices in CLP. The expansion in volumes was driven by a 20.2% growth in the Chile Operating segment, 12.4% increase in the International Business Operating segment, and 3.8% rise in the Wine Operating segment. The positive dynamism in volumes was a result of a recovery in consumption, a solid commercial execution and the strength of our portfolio of brands. The higher average prices in CLP were explained by: (i) a 9.9% growth in the Chile Operating segment, due to positive mix effect, mainly based on a strong performance of premium brands in beer, and the implementation of revenue management initiatives, (ii) an expansion of 31.3% in the International Business Operating segment, explained by revenue management initiatives and positive mix effects, and (iii) a 4.6% increase in the Wine Operating segment, mainly as a consequence of a better mix, which more than offset the appreciation of the CLP against the USD and its negative impact on export revenues.
•	Cost of sales was up 26.5%, explained by 16.9% higher volumes and 8.2% increase in Cost of sales per hectoliter. The Chile Operating segment reported a 6.9% growth in Cost of sales per hectoliter, driven by mix effects and higher costs in raw materials, mainly aluminum, PET and sugar, partially compensated by the appreciation of the CLP against the USD, affecting favorably our USD-denominated costs. In the International Business Operating segment, the Cost of sales per hectoliter increased 16.5% in CLP, mostly explained by higher USD-linked costs, largely due to the 26.5%[3] devaluation of the ARS against the USD, a higher cost in raw materials, mainly aluminum, and higher inflation. In the Wine Operating segment, the Cost of sales per hectoliter grew 9.2%, mostly reflecting a higher cost of wine and mix effects.
•	Gross profit reached CLP 802,378 million, a 38.8% expansion. Gross margin grew 230 bps, from 46.0% to 48.3%, as a consequence of the effects described above.
•	MSD&A expenses were up 19.7%, explained by a higher volume and a normalization of marketing activities. Although, as percentage of Net sales MSD&A dropped 377 bps, due to cost control initiatives through the ExCCelencia CCU program in all our Operating segments. The performance by segment was as follows: In the Chile Operating segment, MSD&A expenses expanded 14.8%, and as a percentage of Net sales decreased 494 bps. In the International Business Operating segment MSD&A expenses in CLP were up 33.0%, and as a percentage of Net sales decreased 518 bps. In the Wine Operating segment, MSD&A expenses grew 2.5%, and as a percentage of Net sales dropped 152 bps.
•	EBIT reached CLP 205,882 million, an expansion of 136.0%, mainly due to the rise in volumes, a higher Gross margin and efficiencies from the ExCCelencia CCU program.
•	EBITDA reached CLP 289,595 million, a 70.5% increase, driven by a 67.0% rise in the Chile Operating segment and a strong recovery in the International Business Operating segment, partially compensated by a 0.7% drop in the Wine Operating segment. In addition, EBITDA margin grew 392 bps, from 13.5% to 17.4%.
•	Non-operating result totalized a loss of CLP 14,767 million versus a negative result of CLP 20,571 million last year. The lower loss was explained by: (i) a better result in other gains/(losses) by CLP 6,243 million, mostly explained by forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency denominated assets, (ii) a better result in Net financial expenses by CLP 4,661 million, due to higher Cash and cash equivalents, (iii) a lower loss in Equity and income of JVs and associated by CLP 4,373 million, due to a better financial result in Colombia and Austral, and (iv) a better result of CLP 2,200 million in Results as per adjustment units. These effects were partially compensated by a lower result of CLP 11,673 million in Foreign currency exchange differences.
•	Income taxes reached CLP 52,362 million, a 162.2% increase, mostly explained by a higher taxable income.
•	Net income reached a gain of CLP 125,520 million, a 205.3% increase, explained by the reasons described above.

PRESS RELEASE

HIGHLIGHTS OPERATING SEGMENTS THIRD QUARTER

CHILE OPERATING SEGMENT

In the Chile Operating segment, our top line expanded 36.4%, due to 26.6% growth in volumes (24.9% versus 3Q19), driven by all main categories, and 7.8% higher average prices. The latter was associated with positive mix effects, mainly based on a strong performance of premium beer brands, and the implementation of revenue management initiatives. Gross profit grew 41.0%, and Gross margin rose 157 bps, from 46.7% to 48.3%, mainly as a result of the expansion in revenues, and efficiencies in manufacturing, being partially offset by higher cost in raw materials. MSD&A expenses grew 18.4%, consistent with the higher volumes and the normalization of marketing activities; nonetheless, as percentage of Net sales MSD&A expenses improved 486 bps, due to efficiencies through the ExCCelencia CCU program. In all, EBITDA reached CLP 77,635 million, a 72.5% increase (41.3% versus 3Q19), and EBITDA margin improved 429 bps, from 16.2% to 20.5%.

In the beer category, the brand Austral Torres del Paine, obtained the gold medal in The World Beer Awards 2021, celebrated in London in the Lager Helles/Münchner category. In the same line, several of our premium pisco brands, were awarded in two important competitions: Espiritu de Los Andes 40° and Pisco Control Valle del Encanto 40° at the San Francisco World Spirits and Mistral Gran Nobel 40° at the International Spirits Challenge, held in UK.

Regarding sustainability initiatives, in September we launched once again our campaign “No alcohol for minors” an initiative that is part of our Responsible Consumption program, which started in 1994. This year, more than twenty thousand stores across the country were part of this initiative. Also, during the quarter we continued supporting the Covid-19 vaccination process, with the delivery of hydration kits of our products to people who attend mobile vaccinations centers, especially in areas with lower vaccination rates.

INTERNATIONAL BUSINESS OPERATING SEGMENT

In the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, Net sales recorded a 106.6% rise, as a result of an increase of 71.8% in average prices in CLP and 20.3% higher volumes (13.6% versus 3Q19). The better average prices in CLP were explained by revenue management initiatives, positive mix effects, and favorable effects related with hyperinflation accounting. This allowed us to compensate higher USD-denominated costs from the depreciation of the ARS against the USD, higher cost in raw materials, and inflation. Consequently, Gross profit expanded 147.9% and Gross margin grew from 39.4% to 47.3%. MSD&A expenses as a percentage of Net sales improved by 405 bps due to efficiencies from the ExCCelencia CCU program, compensating higher inflation. Altogether, EBITDA reached CLP 16,933 million, versus a gain of CLP 2,483 million last year (CLP 2 million in 3Q19), and EBITDA margin reached 9.1%, improving 637 bps versus last year.

Our Luján Plant in Argentina climbed to the 7th place in Heineken's world quality ranking, an achievement that shows a continuous improvement in the elaboration of our beers. In addition, we expanded the reach of our e-Commerce platform "La Barra" covering all Argentinean territory. In terms of brands, in Argentina we launched Salta Cautiva beer, Colón Selecto wine and our hard seltzer Hard Fresh, debuts in that country. In Bolivia we launched cerveza Cordillera and Capital in a new can format, increasing beer consumption occasions in this country.

WINE OPERATING SEGMENT

In the Wine Operating segment, revenues were up 2.8%, explained by a 11.0% growth in average prices, while volumes dropped 7.4% (an increase of 9.9% versus 3Q19). The higher prices in CLP were mainly explained by a better mix in both the domestic and export markets. The lower volumes were largely explained by a contraction in exports, associated with global logistic difficulties, which has caused disruption to our shipments. This was partially compensated by the Chilean domestic market, which expanded mid-single digits. Gross profit was down 3.3% and Gross margin decreased 245 bps, mainly due to higher manufacturing costs, an increased cost of wine, and a lower contribution from the export business. MSD&A expenses as a percentage of Net sales improved by 54 bps, thanks to efficiencies driven by the ExCCelencia CCU program. In all, EBITDA reached CLP 13,404 million, an 8.2% decrease (an expansion of 11.0% versus 3Q19), while EBITDA margin dropped from 21.2% to 18.9%.

VSPT Wine Group and SIG Combibloc, a Swiss-German manufacturer of packaging with low environmental impact, will soon launch the first wine carton with the #ElijoReciclar seal, granted by the Ministry of the Environment, certifying that at least 80% of packaging weight is made of recyclable material.

PRESS RELEASE

ADDITIONAL INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s) and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•	Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A. and Fábrica de Envases Plásticos S.A.
•	International Business: This segment commercializes Beer, Cider, Non-Alcoholic Beverages and Spirits in Argentina, Uruguay, Paraguay and Bolivia.
•	Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.
•	Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between segments.

PRESS RELEASE

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

PRESS RELEASE

Exhibit 1: Consolidated Income Statement (Third Quarter 2021)
Third Quarter	2021	2020	Total Change %
	(CLP million)		21/20	21/19
Net sales	622,730	428,355	45.4	59.6
Cost of sales	(330,148)	(238,477)	38.4	64.4
% of Net sales	53.0	55.7	(266) bps	155 bps
Gross profit	292,581	189,879	54.1	54.5
% of Net sales	47.0	44.3	266 bps	(155) bps
MSD&A	(224,680)	(163,754)	37.2	42.7
% of Net sales	36.1	38.2	(215) bps	(427) bps
Other operating income/(expenses)	3,563	6,129	(41.9)	(40.2)
EBIT	71,464	32,254	121.6	88.6
EBIT margin %	11.5	7.5	395 bps	177 bps
Net financial expenses	(6,214)	(6,832)	(9.0)	(5.0)
Equity and income of JVs and associated	(1,013)	(2,427)	(58.3)	(81.0)
Foreign currency exchange differences	(4,483)	(1,932)	132.1	(30.7)
Results as per adjustment units	552	735	(24.9)	128.8
Other gains/(losses)	7,304	(3,690)	297.9	2,470.2
Non-operating result	(3,855)	(14,147)	72.7	(80.7)
Income/(loss) before taxes	67,609	18,107	273.4	277.6
Income taxes	(20,857)	(3,692)	464.9	202.9
Net income for the period	46,752	14,415	224.3	324.3

Net income attributable to:
The equity holders of the parent	42,168	12,131	247.6	388.8
Non-controlling interest	(4,584)	(2,284)	100.7	91.5

EBITDA	101,472	59,487	70.6	59.2
EBITDA margin %	16.3	13.9	241 bps	(4) bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	114.1	32.8	247.6	388.8
Earnings per ADR (CLP)	228.2	65.7	247.6	388.8

Depreciation	30,008	27,233	10.2	16.0
Capital Expenditures	35,986	31,629	13.8	4.3

PRESS RELEASE

Exhibit 2: Consolidated Income Statement (Nine months ended on September 30, 2021)
YTD as of September	2021	2020	Total Change %
	(CLP million)		21/20	21/19
Net sales	1,662,364	1,257,964	32.1	33.6
Cost of sales	(859,986)	(679,725)	26.5	36.1
% of Net sales	51.7	54.0	(230) bps	96 bps
Gross profit	802,378	578,240	38.8	31.0
% of Net sales	48.3	46.0	230 bps	(96) bps
MSD&A	(604,618)	(504,968)	19.7	23.4
% of Net sales	36.4	40.1	(377) bps	(301) bps
Other operating income/(expenses)	8,123	13,963	(41.8)	(49.3)
EBIT	205,882	87,235	136.0	48.6
EBIT margin %	12.4	6.9	545 bps	125 bps
Net financial expenses	(13,506)	(18,168)	(25.7)	73.2
Equity and income of JVs and associated	(3,362)	(7,734)	(56.5)	(78.5)
Foreign currency exchange differences	(7,250)	4,423	(263.9)	39.5
Results as per adjustment units	1,349	(851)	258.6	121.0
Other gains/(losses)	8,002	1,759	355.0	176.4
Non-operating result	(14,767)	(20,571)	28.2	(54.1)
Income/(loss) before taxes	191,115	66,664	186.7	79.7
Income taxes	(52,362)	(19,973)	162.2	660.4
Net income for the period	138,753	46,691	197.2	64.2

Net income attributable to:
The equity holders of the parent	125,520	41,109	205.3	67.0
Non-controlling interest	(13,234)	(5,582)	137.1	41.9

EBITDA	289,595	169,870	70.5	34.0
EBITDA margin %	17.4	13.5	392 bps	6 bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	339.7	111.3	205.3	67.0
Earnings per ADR (CLP)	679.4	222.5	205.3	67.0

Depreciation	83,713	82,635	1.3	8.0
Capital Expenditures	106,837	98,931	8.0	10.8

PRESS RELEASE

Exhibit 3: Segment Information (Third Quarter 2021)
	1. Chile Operating segment				2. International Business Operating segment				3. Wine Operating segment
Third Quarter
(In ThHL or CLP million unless stated otherwise)	2021	2020	YoY %		2021	2020	YoY %		2021	2020	YoY %
			21/20	21/19			21/20	21/19			21/20	21/19
Volumes	5,549	4,384	26.6	24.9	2,317	1,926	20.3	13.6	434	469	(7.4)	9.9
Net sales	378,830	277,721	36.4	42.8	185,199	89,637	106.6	156.7	70,847	68,904	2.8	23.1
Net sales (CLP/HL)	68,266	63,342	7.8	14.3	79,945	46,532	71.8	126.0	163,155	146,977	11.0	12.0
Cost of sales	(195,902)	(147,971)	32.4	54.5	(97,590)	(54,291)	79.8	130.1	(43,363)	(40,489)	7.1	29.7
% of Net sales	51.7	53.3	(157) bps	391 bps	52.7	60.6	(787) bps	(608) bps	61.2	58.8	245 bps	313 bps
Gross profit	182,928	129,750	41.0	32.1	87,609	35,346	147.9	194.6	27,484	28,415	(3.3)	13.9
% of Net sales	48.3	46.7	157 bps	(391) bps	47.3	39.4	787 bps	608 bps	38.8	41.2	(245) bps	(313) bps
MSD&A	(121,307)	(102,424)	18.4	15.9	(83,771)	(44,175)	89.6	130.3	(16,953)	(16,863)	0.5	14.1
% of Net sales	32.0	36.9	(486) bps	(741) bps	45.2	49.3	(405) bps	(519) bps	23.9	24.5	(54) bps	(190) bps
Other operating income/(expenses)	62	436	(85.8)	(98.3)	3,348	4,988	(32.9)	124.4	70	77	(9.2)	(69.4)
EBIT	61,683	27,762	122.2	64.2	7,186	(3,842)	(287.0)	(239.6)	10,601	11,629	(8.8)	11.7
EBIT margin	16.3	10.0	629 bps	212 bps	3.9	(4.3)	817 bps	1,102 bps	15.0	16.9	(191) bps	(153) bps
EBITDA	77,635	44,996	72.5	41.3	16,933	2,483	>500	>500	13,404	14,604	(8.2)	11.0
EBITDA margin	20.5	16.2	429 bps	(21) bps	9.1	2.8	637 bps	914 bps	18.9	21.2	(227) bps	(206) bps

	4. Other/eliminations				Total
Third Quarter
(In ThHL or CLP million unless stated otherwise)	2021	2020	YoY %		2021	2020	YoY %
			21/20	21/19			21/20	21/19
Volumes	(87)	(45)	92.3	345.7	8,213	6,734	22.0	19.8
Net sales	(12,146)	(7,907)	53.6	153.8	622,730	428,355	45.4	59.6
Net sales (CLP/HL)					75,824	63,609	19.2	33.2
Cost of sales	6,706	4,275	56.9	269.8	(330,148)	(238,477)	38.4	64.4
% of Net sales					53.0	55.7	(266) bps	155 bps
Gross profit	(5,440)	(3,632)	49.8	83.0	292,581	189,879	54.1	54.5
% of Net sales					47.0	44.3	266 bps	(155) bps
MSD&A	(2,650)	(292)	807.7	66.8	(224,680)	(163,754)	37.2	42.7
% of Net sales					36.1	38.2	(215) bps	(427) bps
Other operating income/(expenses)	84	628	(86.6)	(84.4)	3,563	6,129	(41.9)	(40.2)
EBIT	(8,006)	(3,296)	142.9	99.1	71,464	32,254	121.6	88.6
EBIT margin					11.5	7.5	395 bps	177 bps
EBITDA	(6,499)	(2,597)	150.3	99.6	101,472	59,487	70.6	59.2
EBITDA margin					16.3	13.9	241 bps	(4) bps

PRESS RELEASE

Exhibit 4: Segment Information (Nine months ended on September 30, 2021)
	1. Chile Operating segment				2. International Business Operating segment				3. Wine Operating segment
YTD as of September
(In ThHL or CLP million unless stated otherwise)	2021	2020	YoY %		2021	2020	YoY %		2021	2020	YoY %
			21/20	21/19			21/20	21/19			21/20	21/19
Volumes	16,551	13,772	20.2	20.0	6,407	5,700	12.4	5.9	1,200	1,156	3.8	14.2
Net sales	1,088,486	824,208	32.1	33.6	405,761	274,817	47.6	41.9	192,032	176,781	8.6	22.8
Net sales (CLP/HL)	65,766	59,847	9.9	11.3	63,326	48,212	31.3	34.0	159,995	152,934	4.6	7.5
Cost of sales	(541,636)	(421,729)	28.4	41.8	(214,208)	(163,587)	30.9	35.9	(117,385)	(103,574)	13.3	20.4
% of Net sales	49.8	51.2	(141) bps	289 bps	52.8	59.5	(673) bps	(235) bps	61.1	58.6	254 bps	(119) bps
Gross profit	546,851	402,479	35.9	26.3	191,552	111,230	72.2	49.4	74,647	73,208	2.0	26.6
% of Net sales	50.2	48.8	141 bps	(289) bps	47.2	40.5	673 bps	235 bps	38.9	41.4	(254) bps	119 bps
MSD&A	(356,962)	(311,031)	14.8	16.2	(190,875)	(143,510)	33.0	37.1	(48,901)	(47,710)	2.5	17.5
% of Net sales	32.8	37.7	(494) bps	(489) bps	47.0	52.2	(518) bps	(166) bps	25.5	27.0	(152) bps	(113) bps
Other operating income/(expenses)	589	956	(38.4)	(86.5)	7,132	11,806	(39.6)	(30.0)	270	487	(44.7)	(33.9)
EBIT	190,478	92,404	106.1	46.3	7,809	(20,474)	138.1	>500	26,016	25,985	0.1	46.6
EBIT margin	17.5	11.2	629 bps	152 bps	1.9	(7.5)	937 bps	221 bps	13.5	14.7	(115) bps	221 bps
EBITDA	239,516	143,381	67.0	33.5	31,416	566	>500	74.1	34,393	34,627	(0.7)	37.9
EBITDA margin	22.0	17.4	461 bps	(1) bps	7.7	0.2	754 bps	143 bps	17.9	19.6	(168) bps	197 bps

	4. Other/eliminations				Total
YTD as of September
(In ThHL or CLP million unless stated otherwise)	2021	2020	YoY %		2021	2020	YoY %
			21/20	21/19			21/20	21/19
Volumes	(145)	(83)	75.3	264.6	24,014	20,545	16.9	15.1
Net sales	(23,915)	(17,842)	34.0	87.2	1,662,364	1,257,964	32.1	33.6
Net sales (CLP/HL)					69,226	61,229	13.1	16.0
Cost of sales	13,243	9,165	44.5	153.6	(859,986)	(679,725)	26.5	36.1
% of Net sales					51.7	54.0	(230) bps	96 bps
Gross profit	(10,672)	(8,676)	23.0	41.3	802,378	578,240	38.8	31.0
% of Net sales					48.3	46.0	230 bps	(96) bps
MSD&A	(7,881)	(2,717)	190.0	266.7	(604,618)	(504,968)	19.7	23.4
% of Net sales					36.4	40.1	(377) bps	(301) bps
Other operating income/(expenses)	133	713	(81.4)	(87.4)	8,123	13,963	(41.8)	(49.3)
EBIT	(18,420)	(10,680)	72.5	113.1	205,882	87,235	136.0	48.6
EBIT margin					12.4	6.9	545 bps	125 bps
EBITDA	(15,729)	(8,704)	80.7	148.6	289,595	169,870	70.5	34.0
EBITDA margin					17.4	13.5	392 bps	6 bps

PRESS RELEASE

Exhibit 5: Balance Sheet
	September 30	December 31
	2021	2020
	(CLP million)
ASSETS
Cash and cash equivalents	382,522	396,389
Other current assets	688,573	563,617
Total current assets	1,071,096	960,006

PP&E (net)	1,172,547	1,082,516
Other non current assets	518,760	482,815
Total non current assets	1,691,308	1,565,330
Total assets	2,762,403	2,525,337

LIABILITIES
Short term financial debt	97,481	74,064
Other liabilities	582,062	447,460
Total current liabilities	679,544	521,524

Long term financial debt	404,178	440,077
Other liabilities	156,264	154,917
Total non current liabilities	560,442	594,994
Total Liabilities	1,239,986	1,116,518

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(117,480)	(187,924)
Retained earnings	960,527	921,805
Total equity attributable to equity holders of the parent	1,405,741	1,296,574
Non - controlling interest	116,676	112,244
Total equity	1,522,417	1,408,819
Total equity and liabilities	2,762,403	2,525,337

OTHER FINANCIAL INFORMATION

Total Financial Debt	501,659	514,141

Net Financial Debt	119,137	117,752

Liquidity ratio	1.58	1.84
Total Financial Debt / Capitalization	0.25	0.27
Net Financial Debt / EBITDA	0.29	0.40

1 For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

2 All growth or variation references in this Earnings Release refer to 3Q21 compared to 3Q20, unless otherwise stated.

3 The ARS currency variation against the USD considers 2021 end of period (eop) compared to 2020 eop.

PRESS RELEASE

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: November 3, 2021